UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO

FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Veris Residential, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

554489104

(CUSIP Number)

Bow Street LLC

595 Madison Avenue, 29th Floor

New York, NY 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 11, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Bow Street LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,306,537
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,306,537

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,306,537
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%*
14	TYPE OF REPORTING PERSON IA

*

All percentage calculations set forth herein are based upon the aggregate of 91,079,861 shares of Common Stock (as defined herein) outstanding as of August 1, 2022, as reported in the Issuer’s (as defined herein) Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 3, 2022.

1	NAME OF REPORTING PERSON Howard Shainker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,309,337
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,309,337

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,309,337
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%*
14	TYPE OF REPORTING PERSON IN

*

All percentage calculations set forth herein are based upon the aggregate of 91,079,861 shares of Common Stock outstanding as of August 1, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on August 3, 2022.

1	NAME OF REPORTING PERSON A. Akiva Katz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada, Israel and the United Kingdom

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 18,645
	8	SHARED VOTING POWER 5,309,337*
	9	SOLE DISPOSITIVE POWER 18,645
	10	SHARED DISPOSITIVE POWER 5,309,337*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,327,982*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%**
14	TYPE OF REPORTING PERSON IN

*	As described herein, excludes 4,913.953 shares of Common Stock underlying phantom stock units accrued under the Issuer’s Amended and Restated Deferred Compensation Plan for Directors.
**

All percentage calculations set forth herein are based upon the aggregate of 91,079,861 shares of Common Stock outstanding as of August 1, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on August 3, 2022.

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Veris Residential, Inc., a Maryland corporation (the “Issuer”). The principal executive offices of the Issuer are located at Harborside 3, 210 Hudson St., Ste. 400, Jersey City, New Jersey 07311.

Each of the Reporting Persons (as defined below) beneficially own shares of Common Stock as follows: (i) Bow Street LLC, a Delaware limited liability company (“Bow Street”), beneficially owns an aggregate of 5,306,537 shares of Common Stock, representing approximately 5.8% of the outstanding shares of Common Stock of the Issuer, (ii) Howard Shainker beneficially owns an aggregate of 5,309,337 shares of Common Stock, representing approximately 5.8% of the outstanding shares of Common Stock of the Issuer, and (iii) A. Akiva Katz beneficially owns an aggregate of 5,327,982 shares of Common Stock, representing approximately 5.8% of the outstanding shares of Common Stock of the Issuer.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	This statement is filed by:

(i)	Bow Street;

(ii)	Howard Shainker; and

(iii)	A. Akiva Katz.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”.

Each of the Reporting Persons is party to that certain Joint Filing Agreement, a copy of which is filed herewith as Exhibit 99.1. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The address of the principal office of each Reporting Person is 595 Madison Avenue, 29th Floor, New York, NY 10022.

(c) The principal business of Bow Street is the performance of investment management and advisory services for certain affiliated and private investment funds and separate managed accounts (collectively, the “Bow Street Funds”). Each of Messrs. Shainker and Katz serves as a Managing Partner of Bow Street.

(d) No Reporting Person during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Bow Street is a limited liability company organized under the laws of Delaware. Mr. Shainker is a citizen of the United States of America and Mr. Katz is a citizen of Canada, Israel and the United Kingdom.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Common Stock purchased by Bow Street and the Bow Street Funds was purchased using their respective capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The Common Stock purchased by Messrs. Shainker and Katz was purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

The aggregate purchase price of the 5,306,537 shares of Common Stock beneficially owned by Bow Street (the “Bow Street Shares”) is approximately $90,000,184, including brokerage commissions and other costs of acquisition. The aggregate purchase price of the 2,800 shares of Common Stock beneficially owned by Messrs. Shainker and Katz (the “Jointly Held Shares”) is approximately $56,510, including brokerage commissions and other costs of acquisition.

On July 1, 2020 and June 9, 2021, Mr. Katz was granted time-based restricted share awards of 5,886 and 5,647 shares of Common Stock, respectively (the “Vested Restricted Shares”), under the Issuer’s 2013 Incentive Stock Plan (the “2013 Plan”) in connection with Mr. Katz’s service as a non-management director of the Issuer. The Vested Restricted Shares granted on July 1, 2020 vested on June 9, 2021 and the Vested Restricted Shares granted on June 9, 2021 vested on June 9, 2022.

On June 15, 2022, Mr. Katz was granted a time-based restricted share award of 7,112 shares of Common Stock (collectively, the “2022 Restricted Shares”) under the 2013 Plan in connection with Mr. Katz’s service as a non-management director of the Issuer. The 2022 Restricted Shares shall vest on the earlier to occur of (a) June 15, 2023 or (b) the date of the 2023 annual meeting of stockholders of the Issuer, and vesting of these 2022 Restricted Shares is conditioned upon Mr. Katz’s continued service with the Issuer as a member of its board of directors (the “Board”).

On April 1, 2022, July 5, 2022 and October 3, 2022, in connection with his service as a non-management director of the Issuer, Mr. Katz was awarded approximately 1,264.7, 1,684.1 and 1,965 shares of Common Stock underlying phantom stock units, respectively (the “PSUs”), which were accrued under the Issuer’s Amended and Restated Deferred Compensation Plan for Directors and are to be settled entirely in Common Stock upon the termination of Mr. Katz’s service on the Board or upon a change in control of the Issuer.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons intend to have conversations, meetings and other communications with certain members of the Board and management team, stockholders and other persons, in each case to discuss the Issuer’s business, operations, strategies, governance, the composition of the executive suite and the Board and possibilities for changes thereto, as well as other matters related to the Issuer.

The Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Schedule 13D and may discuss such actions with the Issuer and the Board and management team, stockholders and other persons.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may from time to time and at any time in the future take such actions with respect to the investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments that are based upon or relate to the value of the Common Stock, selling or obtaining financing on some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to securities that are based upon or relate to the value of the Common Stock and/or otherwise changing their intentions with respect to any and all matters referred to in Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a), (b) Information about the number and percentage of shares of Common Stock beneficially owned by the Reporting Persons is set forth in Item 1, and that information is incorporated by reference herein.

Bow Street, including in its capacity as the investment manager of the Bow Street Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Bow Street Shares. As a result, Bow Street may be deemed to have beneficial ownership of all of the Bow Street Shares constituting approximately 5.8% of the outstanding shares of Common Stock of the Issuer.

Mr. Shainker, as a Managing Partner of Bow Street, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Bow Street Shares and all of the Jointly Held Shares. Consequently, Mr. Shainker may be deemed to have beneficial ownership of all of the Bow Street Shares and all of the Jointly Held Shares, which constitutes approximately 5.8% of the outstanding shares of Common Stock of the Issuer.

Mr. Katz, as a Managing Partner of Bow Street, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Bow Street Shares, the Jointly Held Shares, the Vested Restricted Shares and the 2022 Restricted Shares. Consequently, Mr. Katz may be deemed to have beneficial ownership of all of the Bow Street Shares, the Jointly Held Shares, the Vested Restricted Shares and the 2022 Restricted Shares, which constitutes approximately 5.8% of the outstanding shares of Common Stock of the Issuer.

As described in Item 3, Mr. Katz was awarded approximately 4,914 shares of Common Stock underlying PSUs in connection with his service as a non-management director of the Issuer, and that information is incorporated by reference herein.

(c) Exhibit 99.2 filed herewith, which is incorporated herein by reference, describes the transactions by the Reporting Persons in the Common Stock during the past sixty days.

(d) Bow Street has the right to participate in the receipt of dividends from, or proceeds from the sale of, the Bow Street Shares. The Bow Street Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly owned by the Bow Street Funds. Messrs. Shainker and Katz have the right to receive dividends from, and the proceeds from the sale of, the shares of the Jointly Held Shares. Mr. Katz has the right to receive dividends from, and the proceeds from the sale of, the Vested Restricted Shares and the 2022 Restricted Shares. No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock covered by this Schedule 13D.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On June 10, 2020, the Issuer (which was then known as Mack-Cali Realty Corporation) entered into a letter agreement (the “Letter Agreement”) with Bow Street relating to certain matters concerning the securities and corporate governance of the Issuer. A summary and the full text of the Letter Agreement are set forth in the Issuer’s Current Report on Form 8-K filed with the SEC on June 11, 2020, which is incorporated herein by reference.

On October 21, 2022, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS AN EXHIBIT

Exhibit 99.1	Joint Filing Agreement among Bow Street LLC, Howard Shainker and A. Akiva Katz, dated October 21, 2022.

Exhibit 99.2	Trading Data.

Exhibit 99.3*	Letter Agreement by and between Mack-Cali Realty Corporation and Bow Street LLC, dated June 10, 2020.

*	Previously filed

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 21, 2022

BOW STREET LLC

By:	/s/ A. Akiva Katz
A. Akiva Katz Managing Partner

/s/ A. Akiva Katz
A. AKIVA KATZ

/s/ Howard Shainker
HOWARD SHAINKER

INDEX TO EXHIBITS

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement among Bow Street LLC, Howard Shainker and A. Akiva Katz

Exhibit 99.2	Trading Data

Exhibit 99.3*	Letter Agreement by and between Mack-Cali Realty Corporation and Bow Street LLC, dated June 10, 2020

*	Previously filed